SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D
                             (Amendment No. 9)
                             (Final Amendment)

                 Under the Securities Exchange Act of 1934

                       Alliance Pharmaceutical Corp.
                              (Name of Issuer)

                   Common Stock, $.01 par value per share
                       (Title of Class of Securities)

                                 018773101
                   (CUSIP Number of Class of Securities)

                              Joseph J. Giunta
                   Skadden, Arps, Slate, Meagher & Flom
                          300 South Grand Avenue
                                 Suite 3400
                       Los Angeles, California  90071
                               (213) 687-5600
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                              July 10, 1996
                       (Date of Event which Requires
                         Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
     Statement because of Rule 13d-1(b)(3) or (4), check the
     following:                                      ___
                                                    /  /

     Check the following box if a fee is being paid with this
     Statement:                                     ___
                                                   /  /


     CUSIP No. 018773101            13D

     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Donna Rae Long

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      ___
                                                  (a)/  /
                                                      ___
                                                  (b)/ X/

     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS*

               Not Applicable

     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)              ___
                                                     /  /

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.A.
                                        : (7)  SOLE VOTING POWER
                                        :              0
                                        :
      NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
      OWNED BY EACH REPORTING           :          1,107,966
      PERSON WITH                       :
                                        : (9)  SOLE DISPOSITIVE
                                        :              0
                                        :(10)  SHARED DISPOSITIVE
                                        :          1,107,966

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              1,107,966

     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES*           /  /

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                   4.0%

     (14) TYPE OF REPORTING PERSON*
                    IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


     CUSIP No. 018773101            13D

     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  David Michael Long, Jr., M.D., Ph.D.

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      ___
                                                  (a)/  /
                                                      ___
                                                  (b)/ X/

     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS*

               Not Applicable

     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)              ___
                                                     /  /

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.A.
                                        : (7)  SOLE VOTING POWER
                                        :          4,000
                                        :
      NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
      OWNED BY EACH REPORTING           :      1,107,966
      PERSON WITH                       :
                                        : (9)  SOLE DISPOSITIVE
                                        :        216,318
                                        :(10)  SHARED DISPOSITIVE
                                        :        183,706

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              1,111,966

     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES*           /  /

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                              4.0%

     (14) TYPE OF REPORTING PERSON*
                    IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


     CUSIP No. 018773101            13D

     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  D. Carl Long

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      ___
                                                  (a)/  /
                                                      ___
                                                  (b)/ X/

     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS*

               Not Applicable

     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)              ___
                                                     /  /

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.A.
                                        : (7)  SOLE VOTING POWER
                                        :         191,318
                                        :
      NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
      OWNED BY EACH REPORTING           :         170,169
      PERSON WITH                       :
                                        : (9)  SOLE DISPOSITIVE
                                        :         191,318
                                        :
                                        :(10)  SHARED DISPOSITIVE
                                        :         170,169

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              361,487

     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES*           /  /

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                              1.3%

     (14) TYPE OF REPORTING PERSON*
                    IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


     CUSIP No. 018773101            13D

     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Raymond A. Long, M.D.

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      ___
                                                  (a)/  /
                                                      ___
                                                  (b)/ X/

     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS*

               PF

     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)              ___
                                                     /  /

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.A.
                                        : (7)  SOLE VOTING POWER
                                        :         36,041
                                        :
      NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
      OWNED BY EACH REPORTING           :        170,169
      PERSON WITH                       :
                                        : (9)  SOLE DISPOSITIVE
                                        :         36,041
                                        :(10)  SHARED DISPOSITIVE
                                        :        170,169

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              206,210

     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES*           /  /

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                   .7%

     (14) TYPE OF REPORTING PERSON*
                    IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


     CUSIP No. 018773101            13D

     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               The Long Family Trust

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      ___
                                                  (a)/  /
                                                      ___
                                                  (b)/ X/
     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS*

          Not Applicable

     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)              ___
                                                     /  /

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          California
                                        : (7)  SOLE VOTING POWER
                                        :         829,104
                                        :
      NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
      OWNED BY EACH REPORTING           :             0
      PERSON WITH                       :
                                        : (9)  SOLE DISPOSITIVE
                                        :
                                        :         829,104
                                        :(10)  SHARED DISPOSITIVE
                                        :             0

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              829,104

     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES*           /  /

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                               3.0%

     (14) TYPE OF REPORTING PERSON*
                    OO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


     CUSIP No. 018773101            13D

     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  The Long Family Charitable Remainder Unitrust

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      ___
                                                  (a)/  /
                                                      ___
                                                  (b)/ X/

     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS*

               Not Applicable

     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)              ___
                                                     /  /

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          California
                                        : (7)  SOLE VOTING POWER
                                        :         8,430
                                        :
      NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
      OWNED BY EACH REPORTING           :           0
      PERSON WITH                       :
                                        : (9)  SOLE DISPOSITIVE
                                        :         8,430
                                        :
                                        :(10)  SHARED DISPOSITIVE
                                        :           0

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               8,430

     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES*           /  /

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                              .03%

     (14) TYPE OF REPORTING PERSON*
                    OO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


     CUSIP No. 018773101            13D

     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                 Long Family Partners, L.P.

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      ___
                                                  (a)/  /
                                                      ___
                                                  (b)/ X/

     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS*

               Not Applicable

     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)              ___
                                                     /  /

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          California
                                        : (7)  SOLE VOTING POWER
                                        :          170,169
                                        :
      NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
      OWNED BY EACH REPORTING           :             0
      PERSON WITH                       :
                                        : (9)  SOLE DISPOSITIVE
                                        :          170,169
                                        :
                                        :(10)  SHARED DISPOSITIVE
                                        :             0

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              170,169

     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES*           /  /

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                              .6%

     (14) TYPE OF REPORTING PERSON*
                    PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


     CUSIP No. 018773101            13D

     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Long Family Partners II, L.P.

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      ___
                                                  (a)/  /
                                                      ___
                                                  (b)/ X/

     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS*

               Not Applicable

     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)              ___
                                                     /  /

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          California
                                        : (7)  SOLE VOTING POWER
                                        :        100,263
                                        :
      NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
      OWNED BY EACH REPORTING           :           0
      PERSON WITH                       :
                                        : (9)  SOLE DISPOSITIVE
                                        :        100,263
                                        :
                                        :(10)  SHARED DISPOSITIVE
                                        :           0

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              100,263

     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES*           /  /

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                   .3%

     (14) TYPE OF REPORTING PERSON*
                    PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


     CUSIP No. 018773101            13D

     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               David M. Long, Jr. and Donna R. Long Second Unitrust

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      ___
                                                  (a)/  /
                                                      ___
                                                  (b)/ X/

     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS*

               Not Applicable

     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)              ___
                                                     /  /

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          California
                                        : (7)  SOLE VOTING POWER
                                        :            0
                                        :
      NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
      OWNED BY EACH REPORTING           :            0
      PERSON WITH                       :
                                        : (9)  SOLE DISPOSITIVE
                                        :            0
                                        :
                                        :(10)  SHARED DISPOSITIVE
                                        :            0

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              0

     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES*           /  /

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                              0%

     (14) TYPE OF REPORTING PERSON*
                    OO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


     CUSIP No. 018773101            13D

          Pursuant to Item 101(a)(2)(ii) of Regulation S-T, this Amendment No. 9 ("Amendment No. 9") to the Statement on Schedule 13D filed on October 11, 1990 and the Amendment No. 1 of Schedule 13D filed on April 2, 1991 by Donna Rae Long, an individual ("Donna Long"), David M. Long, Jr., M.D., Ph.D., an individual ("David Long"), D. Carl Long, an individual ("Carl Long"), the Trust constituted by the Declaration of Trust, dated December 30, 1974, as amended and restated in its entirety pursuant to Restatement No. 1, dated December 18, 1990 (the "Long Family Trust"); the Amendment No. 2 of Schedule 13D filed on April 2, 1991 by Donna Long, David Long and the Long Family Trust; the Amendment No. 3 of Schedule 13D filed on August 6, 1991, the Amendment No. 4 of Schedule 13D filed on September 4, 1991 and the Amendment No. 5 of Schedule 13D filed on September 12, 1991 by the Long Family Trust, Donna Long, David Long, Carl Long, Raymond A. Long, M.D., an individual ("Raymond Long"), and The Long Family Special Trusts Nos. 1-6 (the "Special Trusts"); the Amendment No. 6 of Schedule 13D filed on April 21, 1992 by the Long Family Trust, the Long Family Charitable Remainder Unitrust organized under the Agreement, dated December 30, 1991, between Donna Long and David Long, individually and as trustees of the Charitable Remainder Trust (the "Charitable Remainder Trust"), Donna Long, David Long, Carl Long, Raymond Long and the Special Trusts; the Amendment No. 7 of Schedule 13D filed on January 5, 1994 by the Long Family Trust, the Charitable Remainder Trust, Donna Long, David Long, Carl Long, Raymond Long, the Special Trusts, the David M. Long, Jr. and Donna R. Long Irrevocable Unitrust, dated September 14, 1992, by David Long and Donna Long, as Co-Trustees of the Long Family Trust, as Trustors, and David Long and Donna Long and Merrill Lynch Trust Company of California, as Co-Trustees (the "Irrevocable Unitrust"), and the David M. Long, Jr. and Donna R. Long Second Unitrust, dated April 29, 1993, by David Long and Donna Long, as Co-Trustees of the Long Family Trust, as Trustors, and David Long and Donna Long and Merrill Lynch Trust Company of California, as Co-Trustees (the "Second Unitrust"); and the Amendment No. 8 of Schedule 13D filed on August 25, 1994 by the Long Family Trust, the Charitable Remainder Trust, Donna Long, David Long, Carl Long, Raymond Long, the Special Trusts, the Irrevocable Unitrust and the Second Unitrust (as amended, the "Schedule 13D") is being filed to restate the Schedule 13D.

     ITEM 1.   SECURITY AND ISSUER.

          This Schedule 13D relates to the shares of Common Stock, par value $.01 per share (the "Shares"), of Alliance Pharmaceutical Corp., a New York corporation (the "Issuer"). The address of the principal executive office of the Issuer is 3040 Science Park Road, San Diego, California 92121.

          The information set forth in the Exhibits is hereby expressly incorporated herein by reference and the responses to each item of this Schedule 13D are qualified in their entirety by the provisions of such Exhibits.

     ITEM 2.   IDENTITY AND BACKGROUND.

          (a) This Schedule 13D is filed on behalf of Donna Long, David Long, Carl Long, Raymond Long, the Long Family Trust, the Charitable Remainder Trust, Long Family Partners, L.P., a California limited partnership ("Long Family Partners I"), Long Family Partners II, L.P., a Delaware limited partnership ("Long Family Partners II"), and the Second Unitrust (collectively, such persons are sometimes referred to herein as the "Reporting Persons" and, individually, as a "Reporting Person"). The Reporting Persons are making this joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

          (b)-(c)

          Donna Long

          Donna Long resides at 101 East Ocean Drive, Apt. 201, Key Colony Beach, Florida 33051.

          David Long

          David Long is a retired physician and resides at 101 East Ocean Drive, Apt. 201, Key Colony Beach, Florida 33051.

          Donna Long and David Long are husband and wife.

          Carl Long

          Carl Long is a self-employed international business consultant and resides at 2870 Pharr Court So. N.W., Concord
     Apartments, No. 3104, Atlanta, Georgia 30305. Carl Long is the son of Donna Long and David Long, and the brother of Raymond
     Long.

          Raymond Long

          Raymond Long is a physician and resides at 3930 Parc
     LaFontaigne, Montreal, Quebec, Canada H2L3M6. Raymond Long is the son of Donna Long and David Long, and the brother of Carl Long.

          The Long Family Trust

          The Long Family Trust is a trust organized under the laws of the State of California. Its business address is 101 East Ocean Drive, P.O. Box 510029, Key Colony Beach, Florida 33051. The Trustees of the Long Family Trust are Donna Long and David Long.

          The Charitable Remainder Trust

          The Charitable Remainder Trust is a trust organized under the laws of the State of California. Its business address is 101 East Ocean Drive, P.O. Box 510029, Key Colony Beach, Florida 33051. The Trustees of the Long Family Trust are Donna Long and David Long.

          Long Family Partners I

          Long Family Partners I is a California limited partnership. Its business address is 10988 Horizon Hills Road, El Cajon, California 92020. The principal business of Long Family Partners I is its investment in the Issuer and certain other investment opportunities. The general partners of Long Family Partners I are Donna Long, David Long, Carl Long, Raymond Long, Kurtis W. Long ("Kurtis Long"), Ruth C. Long ("Ruth Long"), Carolyn R. Long ("Carolyn Long") and Grace M. Long ("Grace Long").

          Each of Kurtis Long, Ruth Long, Carolyn Long and Grace Long is a child of Donna Long and David Long, and a brother or sister, as the case may be, of Carl Long and Raymond Long. Kurtis Long is a self-employed educational consultant and resides at 100 Hampden Avenue, No. 1, Narbeth, Pennsylvania 19072. Ruth Long is a full-time student and resides at 5813 Westmont Drive, Austin, Texas 78731. Carolyn Long is a self-employed business owner and resides at 1407 Burford Place, Austin, Texas 78704. Grace Long is currently unemployed and resides at 5813 Westmont Drive, Austin, Texas 78731. None of Kurtis Long, Ruth Long, Carolyn Long or Grace Long has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Each of Kurtis Long, Ruth Long, Carolyn Long and Grace Long is a citizen of the United States.

          Long Family Partners II

          Long Family Partners II is a Delaware limited partnership. Its business address is 1209 Orange Street, Wilmington, Delaware 19801. The principal business of Long Family Partners II is its investment in the Issuer and certain other investment opportunities. The general partners of Long Family Partners II are Donna Long and David Long.

          The Second Unitrust

          The Second Unitrust is a trust organized under the laws of the State of California. The business address of the Second Unitrust is 101 East Ocean Drive, P.O. Box 510029, Key Colony Beach, Florida 33051. Donna Long and David Long are Co-Trustees of the Second Unitrust.

          (d)-(e) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          (f) Each of the individual Reporting Persons is a citizen of the United States. Each of the Long Family Trust, the Charitable Remainder Trust, Long Family Partners I, Long Family Partners II and the Second Unitrust was organized in the United States.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The Long Family Trust and Carl Long acquired securities of the Issuer in connection with a merger of Fluoromed Pharmaceutical, Inc. ("Fluoromed"), in which they were principal shareholders, into a subsidiary of the Issuer, which was effected on February 24, 1989. Pursuant to the terms of such merger, each share of Fluoromed common stock was converted into 141/180 of a Share. The Long Family Trust and Carl Long held 4,538,042 and 348,465 shares of Fluoromed common stock, respectively, which were converted into 3,554,815 and 272,964 Shares, respectively.

     ITEM 4.   PURPOSE OF THE TRANSACTION.

          Each of the Reporting Persons holds Shares for purposes of investment. Depending upon their evaluations of the Issuer's business and prospects, future developments, market conditions and other factors, each Reporting Person may, from time to time, purchase additional Shares or sell all or a portion of the Shares over which such Reporting Person exercises voting and dispositive power, either in open market or privately negotiated transactions or otherwise.

          None of the Reporting Persons currently have any plans or proposals which relate to or would result in any of the following matters:

               (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

               (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (e) Any material change in the present capitalization or dividend policy of the Issuer;

               (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

               (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

               (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

               (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
     Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

               (j) Any action similar to any of those enumerated above.

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of the date hereof:

          Donna Long

          Donna Long, through her position as Co-Trustee of the Long Family Trust and the Charitable Remainder Trust and general partner of each of Long Family Partners I and Long Family Partners II may be considered to be the beneficial owner of 1,107,966 Shares, constituting approximately 4.0% of the Shares outstanding.

          David Long

          David Long, individually and through his position as Co-Trustee of the Long Family Trust and the Charitable Remainder Trust and general partner of each of Long Family Partners I and Long Family Partners II, may be considered to be the beneficial owner of 1,111,966 Shares, constituting approximately 4.0% of the Shares outstanding.

          Carl Long

          Carl Long, individually and through his position as general partner of Long Family Partners I, may be considered to be the beneficial owner of 361,487 Shares, constituting approximately 1.3% of the Shares outstanding.

          Raymond Long

          Raymond Long, individually and through his position as general partner of Long Family Partners I, may be considered to be the beneficial owner of 206,210 Shares, constituting approximately .7% of the Shares outstanding.

          The Long Family Trust

          The Long Family Trust beneficially owns 829,104 Shares, constituting approximately 3.0% of the Shares outstanding.

          The Charitable Remainder Trust

          The Charitable Remainder Trust beneficially owns 8,430
     Shares, constituting approximately .03% of the Shares outstanding.

          Long Family Partners I

          Long Family Partners I beneficially owns 170,169 Shares, constituting approximately .6% of the Shares outstanding.

          Long Family Partners II

          Long Family Partners II beneficially owns 100,263 Shares, constituting approximately .4% of the Shares outstanding.

          The Second Unitrust

          The Second Unitrust no longer owns any Shares.

               The Reporting Persons, in the aggregate, beneficially own 1,339,325 Shares, constituting approximately 4.8% of the Shares outstanding. The percentage of Shares reported as beneficially owned by each person herein is based upon 27,991,491 Shares outstanding as of April 30, 1996, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996. Accordingly, since the Reporting Persons, in the aggregate, no longer own in excess of 5% of the outstanding voting securities of the Issuer, the Reporting Persons no longer consider themselves subject to the Schedule 13D filing requirements.

          (b)

          Donna Long

          Donna Long, as Co-Trustee of the Long Family Trust and the Charitable Remainder Trust shares with David Long the power to vote, or to direct the vote of, and to dispose, or direct the disposition of, 837,534 Shares owned by the Long Family Trust and the Charitable Remainder Trust. Donna Long, as a general partner of Long Family Partners I, shares the power to vote or direct the vote of, and dispose or direct the disposition of, 170,169 Shares owned by Long Family Partners I with the other general partners, David Long, Carl Long, Raymond Long, Ruth Long, Carolyn Long and Grace Long. Donna Long, as a general partner of Long Family Partners II, shares the power to vote or direct the vote of, and dispose or direct the disposition of, 100,263 Shares owned by Long Family Partners II with the other general partner, David Long. Donna Long disclaims beneficial ownership of 4,000 Shares owned by her husband David Long.

          David Long

          David Long holds 4,000 Shares in an individual Retirement Account and retains the sole power to vote or direct the vote of, and to dispose or direct the disposition of such Shares. David Long, as Co-Trustee of the Long Family Trust and the Charitable Remainder Trust shares with Donna Long the power to vote, or to direct the vote of, and to dispose, or to direct the disposition of, 837,534 Shares owned by the Long Family Trust and the Charitable Remainder Trust. David Long, as a general partner of Long Family Partners I, shares the power to vote or direct the vote of, and dispose or direct the disposition of, 170,169 Shares owned by Long Family Partners I with the other general partners, Donna Long, Carl Long, Raymond Long, Ruth Long, Carolyn Long and Grace Long. David Long, as a general partner of Long Family Partners II, shares the power to vote or direct the vote of, and dispose or direct the disposition of, 100,263 Shares owned by Long Family Partners II with the other general partner, Donna Long.

          Carl Long

          Carl Long has the sole power to vote or direct the vote of, and to dispose, or direct the disposition of, the 191,318 Shares owned by him individually. Carl Long, as a general partner of Long Family Partners I, shares the power to vote or direct the vote of, and dispose or direct the disposition of, 170,169 Shares owned by Long Family Partners I with the other general partners, Donna Long, David Long, Raymond Long, Ruth Long, Carolyn Long and Grace Long.

          Raymond Long

          Raymond Long has the sole power to vote or direct the vote of, and to dispose, or direct the disposition of, 36,041 Shares owned by him individually. Raymond Long, as a general partner of Long Family Partners I, shares the power to vote or direct the vote of, and dispose or direct the disposition of, 170,169 Shares owned by Long Family Partners I with the other general partners, Donna Long, David Long, Carl Long, Ruth Long, Carolyn Long and Grace Long.

          (c) Information concerning transactions in the Shares effected by the Reporting Persons is set forth in Schedule 1 hereto and is incorporated herein by reference.

          (d) To the knowledge of the Reporting Persons, no person, other than the persons identified in this Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares attributable to the Reporting Persons.

          (e) Not Applicable.

     ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The information set forth in Items 3, 4 and 5 hereof is hereby incorporated herein by reference.

          Pursuant to Restatement No. 1 to the Long Family Trust, dated December 18, 1990, David Long and Donna Long are the Co-Trustees of the Long Family Trust. The Long Family Trust is revocable by each of David Long and Donna Long, as Trustors. Under the terms of the trust, an affirmative vote of both Trustees is required to vote or transfer the securities owned by the Long Family Trust.

          The Charitable Remainder Trust was organized under the Charitable Remainder Trust Agreement, dated December 30, 1991. Donna Long and David Long, as Trustees of the Charitable Remainder Trust, have the power to dispose of, and to vote in person or by proxy with respect to, the Shares held by the Charitable Remainder Trust.

          The Second Unitrust was organized under the David M. Long, Jr. and Donna R. Long Second Unitrust, dated April 29, 1993. Donna Long and David Long, as Co-Trustees of the Second Unitrust, have the power to dispose of, and to vote in person or by proxy with respect to, the Shares held by the Second Unitrust.

          Long Family Partners I was organized pursuant to the Agreement of Limited Partnership of Long Family Partners, L.P., dated as of November 15, 1994, by and among David Long and Donna Long, as co-Trustees of the Long Family Trust, as General Partners and Limited Partners, and Kurtis Long, Raymond Long, Carl Long, Grace Long, Carolyn Long and Ruth Long as General Partners (the "Long Family Partners I Partnership Agreement"). The Long Family Partners I Partnership Agreement provides that the General Partners have full, exclusive and complete discretion in the management and control of the business of Long Family Partners I, except as delegated to the Managing Partner. No General Partner may be removed other than by voluntary action or death. The Limited Partners have no right to participate in the management or conduct of the partnership business and affairs nor any power or authority to act for or on behalf of Long Family Partners I in any respect whatsoever. The Managing Partner is David Long, who, pursuant to the Long Family Partners I Partnership Agreement, is responsible for the management of Long Family Partners I and may be removed from such role for any reason and a new Managing Partner selected, based upon the decision of at least 80% of the General Partners, measured against the aggregate interest in such partnership (the "Sharing Percentage") of all General Partners.

          Net profits and net losses of Long Family Partners I are generally allocated among the partners based upon the Sharing Percentages immediately prior to the determination of such allocations.

          The Long Family Partners I Partnership Agreement provides that the term of Long Family Partners I will end upon the earliest of (i) December 31, 2039, (ii) the election by the Managing Partner, with the consent of at least 80% of the Limited Partners, measured by Sharing Percentages, to terminate Long Family Partners I, or (iii) the happening of certain other events set forth therein.

          Long Family Partners II was organized pursuant to the Agreement of Limited Partnership of Long Family Partners II, L.P., dated as of February 1, 1996, by and among David Long and Donna Long, as General Partners and Limited Partners (the "Long Family Partners II Partnership Agreement"). The Long Family Partners II Partnership Agreement provides that the General Partners have full, exclusive and complete discretion in the management and control of the business of Long Family Partners II, except as delegated to the Managing Partner. No General Partner may be removed other than by voluntary action or death. The Limited Partners have no right to participate in the management or conduct of the partnership business and affairs nor any power or authority to act for or on behalf of Long Family Partners II in any respect whatsoever. The Managing Partner is David Long, who, pursuant to the Long Family Partners II Partnership Agreement, is responsible for the management of Long Family Partners II and may be removed from such role for any reason and a new Managing Partner selected, based upon the decision of at least 80% of the General Partners, measured against the Sharing Percentage of all General Partners.

          Net profits and net losses of Long Family Partners II are generally allocated among the partners based upon the Sharing Percentages immediately prior to the determination of such allocations.

          The Long Family Partners II Partnership Agreement provides that the term of Long Family Partners II will end upon the earliest of (i) December 31, 2041, (ii) the election by the Managing Partner, with the consent of at least 80% of the Limited Partners, measured by Sharing Percentages, to terminate Long Family Partners II, or (iii) the happening of certain other events set forth therein.

     ITEM 7.   INFORMATION TO BE FILED AS EXHIBITS.

     Exhibit   Description

        11 Joint Filing Agreement between the Reporting Persons pursuant to Rule 13d-1(f)(1)(iii)


                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

                                   The Long Family Trust

                                   By:  /s/David M. Long, Jr.
                                        Dr. David Michael Long, Jr.,
                                        as Co-Trustee

                                   By:  /s/Donna Rae Long
                                        Donna Rae Long, as Co-Trustee

     Dated:  July 10, 1996


                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

                                        /s/Donna Rae Long
                                        Donna Rae Long

     Dated:  July 10, 1996


                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

                                        /s/David M. Long, Jr.
                                        Dr. David Michael Long, Jr.

     Dated:  July 10, 1996


                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

                                        /s/D. Carl Long
                                        D. Carl Long

     Dated: July 10, 1996


                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

                                        /s/Raymond A. Long
                                        Raymond A. Long

     Dated:  July 10, 1996


                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

                                   Long Family Partners, L.P.

                                   By:  /s/David M. Long, Jr.
                                        Name:  Dr. David M. Long, Jr.
                                        Title: Managing Partner

     Dated: July 10, 1996


                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

                                   Long Family Partners II, L.P.

                                   By:  /s/David M. Long, Jr.
                                        Name:  Dr. David M. Long Jr.
                                        Title: Managing Partner

     Dated:  July 10, 1996


                                  SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

                                   David M. Long, Jr. and Donna R. Long
                                   Second Unitrust

                                   By:  /s/David M. Long, Jr.
                                        Dr. David M. Long, Jr.
                                        as Co-Trustee

                                   By:  /s/Donna Rae Long
                                        Donna Rae Long, as Co-Trustee

     Dated:  July 10, 1996


                                 SCHEDULE 1

          Unless otherwise indicated, each of the following transactions was a sale of Shares of the Issuer effected through a broker transaction on the open market.

                 Transactions in Shares by Reporting Person
                          During the Past 60 Days

      Reporting     Trade Date    Number of      Price Per
       Person                     Shares Sold    Share

      Long Family   5/21/96        5,000         $20.125
      Trust

      Long Family   5/3/96         2,500         $18.75
      Partners II,  5/6/96         2,000          18.50
      L.P.          5/10/96        1,000          18.25
                    5/20/96       10,000          18.625
                    5/30/96        5,000          21.50
                    6/11/96        5,000          21.75

      D. Carl Long  5/22/96       10,000         $20.125
                    5/22/96       15,000          20.25


                               EXHIBIT INDEX

      Exhibit   Description                                  Page

         11     Joint Filing Agreement among the Reporting
                Persons pursuant to Rule 13d-1(f)(12)(iii)


                                                            Exhibit 11

                           JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, each of the persons named below agree to the joint filing on behalf of each of them of a Statement on
     Schedule 13D (including amendments thereto) with respect to the Common Stock, $.01 par value per share, of Alliance Pharmaceutical Corp., and further agree that this Joint Filing Agreement be included as an exhibit to such filing provided that, as contemplated by Section 13d-1(f)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

               IN WITNESS WHEREOF, the undersigned hereby executed this Agreement as of this 10th day of July 1996.

                                   /s/David M. Long, Jr.
                                   Dr. David M. Long, Jr.

                                   /s/Donna Rae Long
                                   Donna Rae Long

                                   /s/D. Carl Long
                                   D. Carl Long

                                   /s/Raymond A. Long
                                   Raymond A. Long

                                   THE LONG FAMILY TRUST

                                   By: /s/David M. Long, Jr.
                                        Dr. David M. Long, Jr.,
                                        as Co-Trustee

                                   By: /s/Donna Rae Long
                                        Donna Rae Long,
                                        as Co-Trustee

                                   LONG FAMILY PARTNERS, L.P.

                                   By: /s/David M. Long, Jr.
                                   Name:  Dr. David M. Long, Jr.
                                   Title: Managing Partner

                                   LONG FAMILY PARTNERS II, L.P.

                                   By: /s/David M. Long, Jr.
                                   Name:  Dr. David M. Long, Jr.
                                   Title: Managing Partner

                                   DAVID M. LONG, JR. AND DONNA R.
                                   LONG SECOND UNITRUST

                                   By: /s/David M. Long, Jr.
                                        Dr. David M. Long, Jr.,
                                        as Co-Trustee

                                   By: /s/Donna Rae Long
                                        Donna Rae Long,
                                        as Co-Trustee